Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

January 24, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

INTERCONTINENTAL EXCHANGE, INC – Terminated in Execute or Trade section

TSAF OTC SA changed to TSAF OTC – Name change in Execute or Trade section

TRADEWEB GLOBAL LLC changed to TW SEF LLC – Name change in Execute or Trade section